Filed by Engility Holdings, Inc. pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Engility Holdings, Inc. and TASC Parent Corporation

Commission File No. 001-35487

The following is a communication made available to employees of Engility Holdings, Inc.

Finishing Strong in 2014

TONY SMERAGLINOLO, PRESIDENT AND CHIEF EXECUTIVE OFFICER

This week’s announcement about our agreement to acquire TASC truly is a landmark event in the history of Engility. We still have two months to go until the end of this year but we are sprinting toward a successful finish in 2014 and building momentum for 2015.

From the time we created Engility, we had two investment theses. First, we would grow organically by differentiating ourselves with our capabilities and our low cost advantage. With great people and a focus on creating cost efficiencies, we would find success in our highly competitive business.

As I reported in our earnings call this week, Engility achieved revenue of $345 million in the third quarter (Q3), and our operating margin of 8.9 percent and our adjusted EPS of 86 cents exceeded our expectations. And, our book-to-bill ratio for Q3 was 1.2, compared to 0.8 in Q3 of last year. This represents our best book-to-bill ratio since we became an independently traded company in 2012.

Moreover, September was our largest month for wins since our spin-off in July 2012. This overall performance and our book-to-bill ratio, combined with our confidence about the future, led the leadership team to conclude that our company could bring back the 401 (k) match. We were very pleased that we could do this.

Let me say parenthetically that even in 2013, arguably the most difficult year experienced by the government services industry in more than a generation, our leadership team was confident that our business model was solid. Contract awards were delayed by sequestration and Government furloughs and threats of a Government shutdown. Our company did not waiver and we stayed focused on our strategy and our customers. The results we reported for Q3 2014 tell all of us that our patience and belief in our business model was well founded.

Our second business thesis is based upon the idea that in these times, the government services market is ripe for consolidation. We became a first mover and a consolidator when almost a year ago we announced our intention to acquire DRC. This transaction has been successful on many fronts, and I am pleased to say that today we announced our most recent example of this collaborative success in a news release that details our $31 million contract award to provide IT and management services support to the Veterans Administration.

There is an adage that when you’re in troubled waters, get the biggest ship. Today’s business environment and uncertainties about sequestration in 2016 and future Federal budgets certainly qualify for choppy waters, and our decision to acquire TASC gives us one of the biggest ships in the government services marketplace.

Our acquisition of TASC will create a $2.5 billion premier government services provider with 11,000 people. This is truly transformational for our company and the government services industry.

The acquisitions of DRC and TASC will give us a critical mass to be a major player in the government services industry. The addition of these two great companies will significantly expand our high-end capabilities, broaden our customer base, and increase our scale. These three ingredients are the requirements and critical components of our inorganic business strategy.

Like the DRC transaction, which moved us into more of the Federal/Civilian space, the TASC acquisition further diversifies our customer base.

With the TASC transaction, our overall Federal Civilian and Intel work will represent slightly more than 50 percent of our government services portfolio. The balance will remain in the Department of Defense market space.

TASC represents a highly complementary business that will bring significant new opportunities to Engility, especially in the Intel world and with the Air Force, NASA, and DISA. TASC also will enhance our positions with several of our existing customers. As with DRC, TASC is a perfect fit for Engility.

I am very optimistic about the growth potential this transaction brings to our company, and I am pleased by the positive initial reaction we have seen from investor community and the market.

However, we could not have pursued this acquisition without the hard work of the more than 7,000 people of Engility. Your dedication and focus on our customers’ success made this possible. Because of the men and women of this company, Engility has taken another huge step that will benefit our customers, our shareholders, and everyone who wears the Engility badge. Thank you.

If you have any questions about the TASC transaction, we have created the TASC@engilitycorp.com address. And as always, if you would like to share any thoughts or questions with me about TASC or any other subject, please send them to me at the confidential Direct to Tony link. I appreciate your feedback.

Thank you for all you are doing to make Engility the best of the best. Sincerely,

Tony

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Engility Holdings (“Engility”) will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy/consent solicitation statement of Engility and TASC Parent Corporation (“TASC”) and a prospectus of Engility, as well as other relevant documents concerning the proposed transaction. Engility will mail the definitive joint proxy/consent solicitation statement/prospectus to the Engility and TASC stockholders. STOCKHOLDERS OF ENGILITY AND TASC ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy/consent solicitation statement/prospectus (when available) and other filings containing information about Engility at the SEC’s website at www.sec.gov. The joint proxy/consent solicitation statement/prospectus (when available) and the other filings may also be obtained free of charge at Engility’s website at www.Engilitycorp.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Engility and certain of its directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Engility stockholders in connection with the proposed merger. Information about the directors and executive officers of Engility and their ownership of Engility common stock is set forth in the proxy statement for Engility’s 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2014.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy/consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.